Exhibit 99.1
Shinhan Financial Group submitted a LOI(Letter of Intent) to acquire Yehanbyoul Savings Bank

On November 29, 2012, Shinhan Financial Group submitted a LOI(Letter of Intent) to acquire Yehanbyoul Savings Bank.